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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGO Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19244 Natures View Court
(No. and Street)

Boca Raton	FL	33498
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gerstein (561) 988-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGO Capital LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE A PADILLA
MY COMMISSION # DD604724
EXPIRES: Oct. 12, 2010
(407) 398-0153 Florida Notary Service.com
NOTARY PUBLIC STATE OF FLORIDA

Signature

President & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Members of:
ROGO Capital LLC dba CapWealth Investment Services

We have audited the accompanying statement of financial condition of ROGO Capital LLC dba CapWealth Investment Services as of December 31, 2009 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ROGO Capital, LLC dba CapWealth Investment Services as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 10, 2010

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

ROGO Capital LLC dba CapWealth Investment Services
Statement of Financial Condition
December 31, 2009

ASSETS		
CURRENT ASSETS		
Cash	$	2,468
Accounts receivable		7,367
Prepaid expenses		7,498
Total Current Assets		17,333
OTHER ASSETS		
Clearing deposit		15,035
Total Other Assets		15,035
Total Assets	**$**	**32,368**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	8,180
Due to clearing firm		595
Total Current Liabilities		8,775
MEMBERS' EQUITY		
Members' capital		879,268
Accumulated deficit		(855,675)
Total Members' Equity		23,593
Total Liabilities and Members' Equity	**$**	**32,368**

See accompanying notes to financial statements.

ROGO Capital LLC dba CapWealth Investment Services
Statement of Operations
For the Year ended December 31, 2009

REVENUES		
Investment Banking	$	75,000
Commission		93,322
12B-1 Fees		11,678
Interest income		25
Dividend income		42
Other		25,905
Total Revenues		**205,972**
OPERATING EXPENSES		
Affiliates	$	83,915
Bad Debt Expense		34,999
Bank Service Charges		305
Clearing Charges		9,817
Data Services		18,750
Education & Seminars		685
Insurance		2,310
License & Registration		11,516
Membership Fees		1,904
Occupancy		46,278
Office		4,502
Payroll Expense		165,786
Professional Fees		18,083
Travel & Entertainment		4,081
Total Expenses		**402,931**
Loss from operations		**(196,959)**
OTHER INCOME (EXPENSE)		
Settlement income		14,250
Total Other Income		**14,250**
NET LOSS	**$**	**(182,709)**

See accompanying notes to financial statements.

ROGO Capital LLC dba CapWealth Investment Services
Statement of Changes in Members' Equity
For the Year ended December 31, 2009

Members' Equity – Beginning of Year	**$**	**102,034**
Capital Contributions		**104,268**
Net Loss		**(182,709)**
Members' Equity – End of Year	**$**	**23,593**

See accompanying notes to financial statements.

ROGO Capital LLC dba CapWealth Investment Services
Statement of Cash Flows
For the Year ended December 31, 2009

OPERATING ACTIVITIES	
Net Loss	$ (182,709)
Adjustments to reconcile net loss to net cash used in operations:	
Bad debt expense	34,999
Decrease in accounts receivable	7,242
Increase in accounts payable	7,597
Decrease in due to clearing firm	(596)
Increase in clearing deposit	(35)
Decrease in deposits & retainer	9,661
Decrease in prepaid expenses	(2,489)
Net Cash Used In Operating Activities	(126,330)
FINANCING ACTIVITIES	
Capital contributed by members	104,268
Net Cash Provided by Financing Activities	104,268
Net Cash Decrease for Year	(22,062)
Cash at Beginning of Year	24,530
Cash at End of Year	$ 2,468

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

See accompanying notes to financial statements.

ROGO Capital LLC dba CapWealth Investment Services
Notes to Financial Statements
For the Year ended December 31, 2009

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ROGO Capital LLC dba CapWealth Investment Services, (the "Company") a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") since May 12, 2006, is an investment banking firm that provides a full range of financing solutions to issuers, principally in the financial services, consumer products, healthcare, high technology and real estate sectors of the economy. The Company assists clients through underwritings; distribution of private placement securities to institutions and high net worth investors; and investment banking advisory services (such as mergers, acquisitions, divestitures, recapitalizations, value creation strategies and restructurings). The Company was formed in 2005 as a Florida Limited Liability Company and is a wholly owned subsidiary of ROGO Group LLC, a diversified financial service holding company.

On May 21, 2007, the Company received approval from FINRA to expand its membership agreement to include a general securities business with all transactions being cleared on a fully disclosed basis through Sterne, Agree and Leach, Inc. The expansion was pursued to enhance the recruiting process by being able to accommodate the existing businesses of new sales personnel.

On November 30, 2009, ROGO Capital, LLC entered into an agreement to sell 100% of its ownership stake in ROGO Capital, LLC to Mr. Pagliara. Under the terms of the agreement, 20% of the firm was transferred to Mr. Pagliara on the execution of the agreement, and the remaining 80% is to be transferred once FINRA grants permission for the change in ownership. That process began on December 15, 2009 with the submission to FINRA of a continuing membership application. Additionally, it was agreed to change the name of the broker dealer to CapWealth Investment Services, which was completed in anticipation of a executed agreement on November 16, 2009. It is anticipated that the remainder of the sale to Mr. Pagliara will be completed no later than May 10, 2010.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of the items appearing on the financial statements are consistent with that rule.

Income Taxes
As a limited liability company, the Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used. Significant estimates in 2009 include the allowance for doubtful accounts receivable.

Cash and Cash Equivalents
The Company considers all cash and cash equivalents highly liquid investments with an original maturity of three months or less to be cash equivalents.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2009. The Company has not experienced any losses in such accounts through December 31, 2009.

Concentration of Customers
In 2009, customers that each accounted for 10% or more of our revenues were:

Customer 1	36.4%
Customer 2	28.9%

Revenue Recognition
The Company recognizes revenue when there is a persuasive evidence of an arrangement, the service has been completed, the sale price is fixed or determinable, and collectability is reasonably assured. The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. For the general securities business, commission is received from the sales of annuities and investment company shares, as well as trailing 12B-1 fees paid on a monthly or quarterly basis determined by the investment company paying the fees.

As part of a typical investment banking engagement, the Company acting as placement agent requires a non-refundable advisor retainer fee from its customer that may or may not be credited against a placement agent fee. The placement agent fee is paid at closing in cash equal to a percentage of the aggregate purchase price paid to the customer for Securities purchased by each Investor. In addition a warrant granting the Company the right, for a stipulated period from the date of the closing, to purchase a percentage of the shares of the customer's common stock is issued or reserved for issuance, in connection with that offering.

Fair Value of Financial Instruments

Accounting Standards Codification No. 823 "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

NOTE 2 – ADVANCES RECEIVABLE

On November 24, 2009 a receivable in the amount of $35,000 representing advances to employees of the Company was written down to $1.00 since management believed that collection was doubtful since the employees has no longer been employed by the Company. The $34,999 is recorded as bad debt expense. The net receivable of $1.00 was then sold to ROGO Group LLC, the parent company of ROGO Capital LLC in anticipation of the pending sale to Mr. Pagliara. There was no gain or loss on the sale of the net receivable to ROGO Capital, LLC.

NOTE 3 – ACCOUNTS RECEIVABLE

At December 31, 2009, Accounts Receivable consisted of the following:

Commission Receivable from other broker dealers	$ 7,367
	$ 7,367

NOTE 4 – CLEARING DEPOSIT

The Company's clearing agreement with Sterne, Agee & Leach Inc. required the firm to establish a clearing deposit account with an initial deposit of $15,000. The balance in the clearing deposit account at December 31, 2009 was $15,035.

NOTE 5 – LIABILITIES

On December 31, 2009, liabilities consisted of general operating expenses in the amount of $8,180 and $595 due to our clearing firm to cover the minimum clearing expenses as specified in the clearing agreement.

NOTE 6 – COMPENSATION

Employees receive a monthly draw paid in accordance with the Company's normal payroll practices. Such draws shall be recoverable by the Company against all payouts and/or overrides earned by the employees. In addition, the employees are entitled to participate in the Company's warrant pool. Participation in the pool shall be commensurate with the employee's direct and indirect capital raising endeavors for transactions contained in the pool.

Independent Contractors receive a payout on all gross commissions as defined by the Company, less ticket charges, clearing fees, execution charges, etc., on all products sold through the Company's clearing firm or the Company's approved selling agreements. In addition, the independent contractors are entitled to participate in the Company's warrant pool. Participation in the pool shall be commensurate with the employee's direct and indirect capital raising endeavors for transactions contained in the pool.

The Company's Chairman and Chief Executive Officer and the Company's President and Chief Financial Officer are employed under employment agreements with the parent company, ROGO Group LLC. Under those agreements, they provide services to the broker dealer and are entitled to receive a base salary and benefits paid in accordance with the Company's normal payroll practices. In addition, because of their registered nature, both officers are entitled to receive brokerage commissions and investment banking fees on all business introduced to the Company, inclusive of underwriter's warrants, placement agent warrants and/or other securities, in accordance with the commission and fee schedules in effect for brokers and investment bankers employed by the Company.

Payroll and benefits are provided through a third party employee leasing service. By utilizing this leasing service, the Company is able to offer benefits including health insurance, dental and, vision insurance and a 401(k) retirement plan to its employees.

During September 2009, the Company terminated the third party leasing service for all employees, as well as the Chairman and Chief Executive Officer and the Company's President and Chief Financial Officer. Additionally, all monthly draws were terminated. This left all employees with the Company as Independent Contractors.

NOTE 7 – RENT

In September 2006, the Company entered into a lease agreement for an executive suite located in Boca Raton, Florida. The lease commenced on October 2006 and ended August 2007, Monthly payments were $1,350.

On May 2, 2007, the firm further extended the original lease agreement at a rate of $2,139 plus sales tax at 6.5% until March 31, 2009.

On March 13, 2009, the firm took additional space and further extended the lease agreement at a rate of $5,000 plus sales tax at 6.5% until March 31, 2010.

On September 30, 2009, under mutual consent, the firm terminated the remaining six months of the lease agreement with the executive suite in Boca Raton, Florida.

At December 31, 2009, there are no future minimum annual lease payments under the above operating rental agreements.

Rental Expense for the year ended December 31, 2009 was $43,979 and is included in occupancy expense on the accompanying statement of operations.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. The minimum net capital for the Company is $5,000; however, income cannot be distributed to its members until the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year.

From September 14, 2009 to November 6, 2009, under an interpretation by FINRA's finance and operations department, the firm suffered a net capital deficiency due to a liability that was assumed from an indirect shareholder of the firm. Once notified the situation was addressed and the firm was brought back into net capital compliance. Additionally, from November 6, 2009 to December 3, 2009 the firm had to file for early warning because net capital fell below 120% of its minimum. This was due to an interpretation by FINRA during the recent routine cycle examination that the firm did not categorize certain items properly.

At December 31, 2009, the Company had excess net capital of $10,760. The Company's ratio of aggregate indebtness to net capital at December 31, 2009 was 82%.

NOTE 9 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 10 - LEGAL

The Company from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. These were no matters outstanding as of December 31, 2009 that were known to management.

Skinny Nutritional Corp. ("Skinny"), an investment banking client engaged the Company in December 2007 and terminated the agreement in April 2008. Skinny initiated arbitration in June 2008 and the Company filed a counter claim in September 2008. The Company believed they were owed fees under the agreement and the matter was resolved under a settlement agreement in June 2009 where the Company received $14,250 in 2009, which was recorded as other income.

NOTE 11 - RELATED PARTY

The Company earned $75,000 of investment banking fees from a member of the Company's parent.

NOTE 12 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 17, 2010 (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

ROGO Capital LLC dba
CapWealth Investment Services
Required Supplementary Information
As of December 31, 2009

ROGO Capital LLC dba CapWealth Investment Services
Computation of Net Capital under Rule 15c3-1
of the Securities Exchange Act of 1934
For the Year ended December 31, 2009

Net Capital Computation		
Total Members' Equity	$	23,593
Less: Non-allowable Assets and Haircuts		(7,833)
		15,760
Net Capital Required		5,000
Excess Net Capital	$	10,760
Aggregate Indeptness		
Aggregate indeptness as included in Statement of Financial Condition		
Accounts payable	$	8,775
	$	8,775
Ratio of aggregate indeptness to net capital		55.68%
Reconciliation with ROGO Capital, LLC dba CapWealth Investment Services computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net Capital, per December 31, 2009 unaudited Focus Report as filed	$	15,760
Net audit adjustments		-
Net Capital, per December 31, 2009 audited report	$	15,760

ROGO Capital LLC dba CapWealth Investment Services
Supplementary Note
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
For the Year ended December 31, 2009

Rogo Capital LLC dba CapWealth Investment Services is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Members of:
ROGO Capital, LLC dba CapWealth Investment Services

In planning and performing our audit of the financial statements of ROGO Capital, LLC dba CapWealth Investment Services (the "Company"), as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 10, 2010

ROGO Capital LLC d/b/a
CapWealth Investment Services
Financial Statements
As of December 31, 2009

Rogo Capital LLC dba Capwealth Investment Services

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